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                                                               EXHIBIT (a)(1)(Q)



PSR SCRIPTING FOR SKYSHARES:

IF THE PARTICIPANT WANTS TO PARTICIPATE IN THE ELECTION:

"Delta Air Lines is offering the SkyShares Stock Option Exchange Program through
<June 25, 2003>. This is a one-time offer, which allows you to exchange your outstanding SkyShares stock options for a replacement grant in <December 2003>. The detailed terms of the exchange are described in your official offer materials and are described on-line at the HR Employee Connection." "The following SkyShares stock options are available for exchange (provide option balances). You will be eligible to receive one replacement option in <December, 2003> for every three options you exchange. You must exchange all of these options if you participate in the SkyShares Stock Option Exchange program. Would you like me to enter the election for you?"

IF YES THEN PROCEED WITH:

"For your account, 123-45-6789 I am entering your election to participate in the option exchange program. You will receive one replacement option for every three options you exchange. You will receive a confirmation of your election in the mail within 7 to 10 days, and you have until June 25, 2003 (7pm EST) to change this election. Do I have your final permission to process your request?"

ENTER THE ELECTION <end>



IF THE PARTICIPANT WANTS TO DELETE THEIR ELECTION:

"For your account, 123-45-6789 I am deleting your election to participate in the option exchange program. You will receive a confirmation of your election in the mail within 7 to 10 days. You have until June 25, 2003 (7pm EST) to change this election. Do I have your final delete your prior election?"


***IF THE PARTICIPANT WOULD LIKE TO DELETE AN ELECTION DURING NON-PHONE COVERAGE HOURS (Mon - Fri. after 7 p.m. and Sat and Sun.) PLEASE REFER/PROVIDE THEM THE FOLLOWING FORM.***